SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 15, 2009

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     ✓

This Report contains a copy of the following:

(1) The Press Release issued on December 15, 2009.

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Continues Deleveraging

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) announced today that it has made an early payment of 3.7 billion USD to Facility “C” of its senior acquisition facilities from proceeds of previously announced disposals.

The company paid 3.7 billion USD of the remaining 8.9 billion USD outstanding under Facility “C” maturing in November 2011, thereby reducing the original 13 billion USD of the Facility “C” to 5.2 billion USD.

Further to the various repayments and refinancings, AB InBev now has 17.2 billion USD outstanding under its original 54.8 billion USD acquisition facilities, used in connection with the acquisition of Anheuser-Busch Companies Inc., with the earliest maturity being November 2011 and most outstanding amounts due only in November 2013.

As a direct consequence of this prepayment, finance costs in 4Q09 will include incremental accretion expenses of 39 million USD and a one-time loss of approximately 221 million USD, as interest rate swaps hedging the re-paid parts of Facility “C” are no longer effective. While the accretion expense is a non-cash item, the cash equivalent of the negative mark-to-market adjustment will be spread over 2010 and 2011.

This loss is in addition to the fourth quarter incremental accretion expenses of 86 million USD and interest hedging loss of 240 million USD, communicated previously in the third quarter results press release, as a direct consequence of prior prepayments of senior debt facilities.

As these losses are recognized in 4Q09, they will result in lower interest expense in 2010 and beyond.

Additionally, the company expects to incur incremental accretion expenses of 21 million USD and a one-time, non-cash loss of 29 million USD related to the repayment of debt outstanding under its 2.5 billion EUR syndicated facility.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser, Stella Artois and Beck’s, fast growing multi-country brands like Leffe and Hoegaarden, and strong “local jewels” such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona brand. Anheuser-Busch InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Horen brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser-Busch brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in 25 countries across the world. The company strives to be the Best Beer Company in a Better World. On a combined basis for 2008, the company would have generated revenues of 39 billion USD. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms	Robert Ottenstein
Tel: +1-212-573-9281	Tel: +1-212-573-4365
E-mail: marianne.amssoms@ab-inbev.com	E-mail: robert.ottenstein@ab-inbev.com

Karen Couck	Thelke Gerdes
Tel: +32-16-27-69-65	Tel: +32-16-27-68-88
E-mail: karen.couck@ab-inbev.com	E-mail: thelke.gerdes@ab-inbev.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: December 15, 2009	By:	/s/ B. Loore
Name: B. Loore
Title: VP Legal Corporate